Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

November 20, 2015

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:      Incapital Unit Trust, Series 105

Incapital Formula 10 Dow, 4Q 2015

Incapital Formula 30 S&P, 4Q 2015

File Nos. 333-207237 and 811-22581

Dear Ms. White:

This letter is in response to your comments regarding amendment no. 1 to the registration statement on Form S-6 for Incapital Unit Trust, Series 105, filed on November 12, 2015, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Incapital Formula 10 Dow, 4Q 2015 and Incapital Formula 30 S&P, 4Q 2015 (the “Trusts”).

Incapital Formula 10 Dow, 4Q 2015

Principal Investment Strategy, page 2

1. Please clarify the language in the third paragraph of this section.

Response: The disclosure in the third paragraph will be replaced with the following:

The following are examples to illustrate the portfolio selection process. Once the top ten dividend yielding stocks are selected, each of the top five selected securities will be weighted at 7.5% of the Trust’s portfolio and each of the bottom five selected securities will be weighted at 12.5% of the Trust’s portfolio. If there are securities that have cut their regular dividends within the last 10 years, the previous percentages are underweighted by 25%. For example, if Company A and Company B cut their regular dividends and Company A would have originally been weighted to 7.5% and Company B would have originally been weighted to 12.5%, their new weightings would be 5.625% and 9.375%, respectively (Company A: 7.5% - [0.25 x 7.5%]; Company B: 12.5% - [0.25 x 12.5%]). The amount that Company A and Company B were underweighted (5% in this case) would be equally distributed to the remaining securities so that the other eight companies would each have an additional 0.625% (5% / 8 remaining securities) added to their weightings.

Incapital Formula 30 S&P, 4Q 2015

Principal Investment Strategy, page 13

2. Please clarify the language in the third paragraph of this section.

Response: The disclosure in the third paragraph will be replaced with the following:

The following are examples to illustrate the portfolio selection process. Once the top thirty dividend yielding stocks are selected, each of the top fifteen selected securities will be weighted at 2.5% of the Trust’s portfolio and each of the bottom fifteen selected securities will be weighted at 4.1667% of the Trust’s portfolio. If there are securities that have cut their regular dividends within the last 10 years, the previous percentages are underweighted by 25%. For example, if Company A and Company B cut their regular dividends and Company A would have originally been weighted to 2.5% and Company B would have originally been weighted to 4.1667%, their new weightings would be 1.875% and 3.125%, respectively (Company A: 2.5% - [0.25 x 2.5%]; Company B: 4.1667% - [0.25 x 4.1667%]). The amount that Company A and Company B were underweighted (1.6667% in this case) would be equally distributed to the remaining securities so that the other twenty-eight companies would each have an additional 0.06% (1.6667% / 28 remaining securities) added to their weightings.

Hypothetical Performance Information, pages 17-19

3. Please confirm supplementally, if true, that the Sponsor has no discretion in constructing the Trust’s portfolio.

Response: The Sponsor has no discretion in constructing the Trust’s portfolio.

Tandy Acknowledgement

In connection with the response to the comments of the staff of the Commission regarding the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 and the Investment Company Act of 1940 of shares of beneficial interest of the Trust, the Trust acknowledges that:

1. The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

3. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4. The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren